FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of April, 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3  TEL:  (604) 870-9920  FAX:  (604) 870-9930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of SAMEX MINING CORP. (the “Company”), will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 22, 2003 at 2:30 in the afternoon, Abbotsford time, for the following purposes:

1.

To receive the Annual Report of the Directors to the Shareholders;

2.

To receive the Audited Financial Statements of the Company for the year ended November 30, 2002, and the Auditors’ Report thereon.

3

To appoint Steele & Co., Chartered Accountants as auditors for the ensuing year and to authorize the Directors to fix the auditors’ remuneration.

4.

To determine the number of Directors of the company at six (6).

5.

To elect Directors for the ensuing year.

6.

To consider and, if thought fit, pass an Ordinary Resolution to approve a proposed Stock Option Plan on the terms set forth in the Information Circular accompanying this Notice (the “Stock Option Plan”) and the granting of incentive stock options to insiders of the Company, upon such terms and conditions set forth in the Stock Option Plan and at such prices, in such amounts and subject to such additional terms and conditions as may from time to time appear to the Board of Directors to be desirable and in the best interests of the Company, subject in all cases to the approval of the TSX Venture Exchange (the “TSX-V”) and the discretion of the Board of Directors;

7.

To transact such other business as may properly come before the Meeting.

Also accompanying this Notice of Meeting is an Information Circular (including a Supplemental Mailing List Return Card), Proxy, and an Annual Report with audited Financial Statements for the fiscal year ended November 30, 2002.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY’S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY FAX: 1-866-249-7775 OR (416) 263-9524 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.  THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 3rd day of April, 2003.

BY ORDER OF THE BOARD

“Jeffrey P. Dahl”

___________________________

JEFFREY P. DAHL

PRESIDENT

SAMEX MINING CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on May 22, 2003

INFORMATION CIRCULAR

1.

SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders (“shareholders”) by the Board of Directors of SAMEX MINING CORP. (the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 2:30 P.M. in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 22, 2003 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.  Advance notice of the meeting was published in The Vancouver Sun, a newspaper in Vancouver, British Columbia on March 19, 2003 and delivered to the TSX Venture Exchange and the British Columbia Securities Commission in accordance with Section 111 of the Company Act (British Columbia).

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Computershare Trust Company Of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by Fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Computershare Trust Company Of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by Fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting; or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.

3.

EXERCISE OF DISCRETION BY PROXIES

A shareholder’s instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder’s votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditor and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” and as otherwise disclosed herein.

5.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of 100,000,000 Common Shares (the “Common Shares”) without par value and 50,000,000 Preferred Shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote.  As of April 3, 2003, the Record Date, 51,665,181 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable.  The share transfer books of the Company will not be closed, but the Board of Directors has fixed April 3, 2003 as the Record Date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & CO 25 The Esplanade PO Box 1038 Station A Toronto, ON, M5W 1G5	40,963,766(1)	79.286%

 (1) Management of the Company is unaware of the beneficial owners of these shares.

The above information was supplied by the Company’s transfer agent, Computershare Trust Company of Canada.

6.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company’s Articles, the quorum for the transaction of business at the meeting consists of two (2) persons being or represented by proxy, shareholders holding at least 1/20 of the shares which may be voted at the meeting.  Under the Company’s Articles and the Company Act (British Columbia) a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice of Meeting and a majority of not less than ¾ of the votes cast at the meeting (in person or by proxy) are required in order to pass special resolutions.

7.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Proxy intend to vote for the appointment of Steele & Co., Chartered Accountants, 808 - 808 W. Hastings Street, Vancouver, BC, V6C 1C8, as Auditors of the Company to hold office until the next Annual General Meeting of shareholders.  Steele & Co., have been auditors of the Company since March 8, 1996.

8.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed Form of Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Peter J. Dahl(*) Abbotsford, BC Chairman and Director	Consultant; Director of SAMEX Mining Corp. from November 1995 to present; Officer of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	437,900
Jeffrey P. Dahl Abbotsford, BC President and Director	President; Director of SAMEX Mining Corp. from November 1995 to present; President of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	510,500
Robert E. Kell Missoula, MT Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	440,000
Larry D. McLean(*) Abbotsford, BC Vice President, Operations and Director	Vice President, Operations; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	406,300
Patricio G. Kyllmann La Paz, Bolivia Director

Director, Hansa Ltda. (commercial, industrial firm) from August 2001 to present

President of SAMEX Mining Corp. from November 1995 to August, 2001; Director of SAMEX Mining Corp. from November 1995 to present.

		November 3, 1995	nil
Allen D. Leschert(*) West Vancouver, BC Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	162,000

  NOTES:

 (*)   Denotes member of Audit Committee

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

9.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at November 30, 2002, the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively “the Named Executive Officers”), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
Jeffrey P. Dahl President	2000 2001 2002	60,000 84,000 84,000	nil nil 30,000	nil nil nil	300,000 nil (1)300,000	nil nil nil	nil nil nil	nil nil nil
Robert E. Kell Vice President, Exploration	2000 2001 2002	123,551 134,850 136,313	nil 4,650 nil	nil nil nil	300,000 nil 200,000	nil nil nil	nil nil nil	nil nil nil
(1)	includes 100,000 incentive stock options granted as part of a bonus

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (“SAR’S”) Granted During the Most Recently Completed Financial Year

The Company grants, and has in the past granted, to directors, officers, and employees of the Company options to purchase common shares subject to and in accordance with the prevailing policies of the TSX Venture Exchange.  These policies presently limit the number of shares which may be reserved for issuance pursuant to options to 10% of the number of common shares outstanding from time to time while a company is designated as a Tier Two company.  Options are granted based on the assessment by the Board of Directors of the Company of the optionee’s past and present contribution to the success of the Company.  The exercise price of options is subject to approval by the TSX Venture Exchange and will not be less than the Discounted Market Price as defined in the TSX Venture Exchange Policy 1.1.  These options are not transferable and are presently exercisable for a period of up to five years for Tier Two Companies and 10 years for Tier One Companies.  In addition, the options must be exercised within (i) 30 days after the optionee ceases to be a director or an employee of the Company, and (ii) such number of days following the death of the optionee as is specified in each optionee’s option agreement provided that this period shall not exceed one year from the optionee’s death.

Stock Options Granted in Fiscal Year Ended November 30, 2002 - The following table sets out information with respect to all stock options to purchase or acquire securities of the Company and any SARs granted to Named Executive Officers and directors of the Company during the fiscal year ended November 30, 2002.

Name	Securities Under Options /SARs Granted in Financial Year	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patricio Kyllmann	200,000	11.08%	$0.20	$16,000	March 19, 2007
Jeffrey Dahl	200,000	11.08%	$0.20	$16,000	March 19, 2007
Jeffrey Dahl	100,000	5.54%	$0.20	$2,000	September 12, 2007
Robert Kell	200,000	11.08%	$0.20	$16,000	March 19, 2007
Larry McLean	200,000	11.08%	$0.20	$16,000	March 19, 2007
Peter Dahl	200,000	11.08%	$0.20	$16,000	March 19, 2007
Allen Leschert	200,000	11.08%	$0.20	$16,000	March 19, 2007

Option and SAR Repricings

The Company did not reprice downward any options or SARs held by Named Executive Officers during the most recently completed financial year.

Aggregated Options/SAR’s Exercised

None of the Named Executive Officers or directors held any SAR’s in respect of the Company’s shares during the most recently completed financial year.  No stock options were exercised by the Named Executive Officers or directors during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officers.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officers or (c) a change in responsibilities for the Named Executive Officers following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Composition of the Compensation Committee

The Company did not have a Compensation Committee during the most recently completed financial year other than the entire Board of Directors.  Some members of the Board of Directors held positions as an officer or employee of the Company during the most recently completed fiscal year where so indicated under the heading “Election of Directors” above.

Report on Executive Compensation

The Company’s executive compensation program consists of cash payments and the grant of incentive stock options.  The incentive stock options are used to attract and retain qualified personnel, to motivate performance with incentive compensation and to foster identification with shareholder interests.  Factors considered by the directors in determining executive compensation are largely subjective, including their respective perception of each individual’s performance, level of responsibility and relative contribution to the performance of the Company, and their respective general knowledge of compensation levels in the mineral resource industry.  The directors have not historically applied any specific factors, criteria, measures of corporate performance, or comparative compensation analysis in determining executive compensation levels.  This report is presented by the Board of Directors of the Company.

Directors’ Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.  The directors have been granted and/or exercised the incentive stock options described above under the heading “Options and Stock Appreciation Rights”.

10.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

11.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, or any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions or proposed transactions which in either case has or would materially affect the Company or any of its subsidiaries, save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” or otherwise disclosed herein or set forth below.

The Company settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share.  An $89,540.00 portion of the settlement involved debt owed to four directors of SAMEX resulting in the issuance of an aggregate of 895,400 shares to directors of the Company.  The shares were issued on January 4, 2002.

A director of the Company was a placee in the February 11, 2002 private placement for 40,000 units at $0.15 per unit.  Each unit consists of one common share and one common share purchase warrant granting the holder the right to purchase one additional share at a price of $0.20 per share if exercised at any time during the first year of the warrant and at a price of $0.25 per share during the second year.

A director of the Company exercised a warrant on March 6, 2002 for the purchase of 50,000 shares at a price of $0.25/share.

On March 19, 2002, the Company granted directors an aggregate of 1,200,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007.

An officer of the Company exercised a warrant on April 4, 2002 for the purchase of 50,000 shares at a price of $0.25/share.

On September 12, 2002, the Company paid a bonus to the Company’s President consisting of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share, exercisable for a five year term expiring  September 12, 2007.

Subsequent to the fiscal year-end, a director of the Company exercised a warrant on January 20, 2003 for the purchase of 250,000 shares at a price of $0.15/share.

12.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer  of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

13.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

14.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Number of Directors

The shareholders of the Company will be asked to pass an ordinary resolution to determine the number of directors of the Company at six (6).  The management of the Company recommends to the shareholders that the resolution be passed.

(b)

Resolution to Approve Stock Option Plan

The TSX-V requires, under its incentive stock option policy, Policy 4.4, that all listed companies must adopt a stock option plan.  The shareholders of the company will be asked to pass an ordinary resolution of shareholders at the Meeting to approve a stock option plan substantially in the form attached hereto (see attached Stock Option Plan) authorizing the directors to exercise their discretion from time to time to grant stock options to directors, officers employees and/or consultants or to vary existing stock options, all in accordance with the provisions of the Stock Option Plan, without further shareholder approval.  Upon approval of the Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares (less any shares already issued under existing stock options or other similar share compensation plans) for issuance under the Stock Option Plan.  All such options are not transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

 (c)

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED as of this 3rd day of April, 2003

BY ORDER OF THE BOARD

“Jeffrey P. Dahl”

______________________

JEFFREY P. DAHL

PRESIDENT

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(cut along dotted line)

SAMEX MINING CORP.

SUPPLEMENTAL MAILING LIST - RETURN CARD

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject corporation may elect annually to receive interim financial statements of the corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

SAMEX MINING CORP.

OR BY FAX TO: (604) 870-9930

#301- 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

I, the undersigned, certify that I am the owner of securities of SAMEX Mining Corp. and request that my name be placed on the company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name   (please print clearly)

Date

Address

City

     Province

Postal Code

Signature

Name & Title of Person Signing If Different From Above

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1

GENERAL PROVISIONS

.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(b)

“Board” means the Board of Directors of the Corporation;

(c)

“Business Day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(d)

“Common Shares” means the Common Shares of the Corporation;

(e)

“Corporation” means Samex Mining Corp.;

(f)

“Consultant” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g)

“Consultant Company” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(h)

“Date of Grant” means the effective date an Option is granted under this Plan;

(i)

“Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(j)

“Directors” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(k)

“Discounted Market Price” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(l)

“Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(m)

“Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(n)

“Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(o)

 “Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(p)

“Management Company Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(q)

“Market Price” has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

(r)

“Option” means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(s)

“Option Agreement” has the meaning set out in section 2.3(d) hereof;

(t)

“Optionee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(u)

“Participant” means Optionees to whom Options have been granted;

(v)

“Plan” means this Samex Mining Corp. Stock Option Plan;

(w)

“Policy” means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)

“Subsidiary” means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(z)

“Take-over Bid” means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(aa)

“Termination Date” means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(bb)

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

(cc)

“TSX-V” means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(dd)

“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)

“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e)

attracting new employees and officers.

.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders’ Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

(d)

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation’s issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

.7

Amendment and Terminating

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant’s Option Agreement.

.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant].”

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

.11

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2

OPTIONS

.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(iii)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an “Option Agreement”) substantially in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

.4

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3

TAKE-OVER BIDS

.1

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the “Specified Shares”) shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)

If:

(i)

the Take-over Bid is not completed; or

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

.2

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

.3

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation’s Common Shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  April 17, 2003